

Mail Stop 4720

June 7, 2010

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

 RE: National Bank of Greece S.A.
 Form 20-F for Fiscal Year Ended December 31, 2008
 Filed July 15, 2009
 File No. 001-14960

Dear Mr. Thomopoulos,

 We have completed our review of your Form 20-F and have no further comments at this time.

 Sincerely,

 Kevin W. Vaughn
 Accounting Branch Chief